Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

September 10, 2024

INDIVIOR PLC (“Indivior”) announces that it purchased for cancellation a total of 433,485 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from September 2, 2024, up to and including September 6, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 131,025,839 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (131,025,839) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA’s Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
02/09/2024	LSE	37,116	930.99
02/09/2024	BATE	10,866	925.40
02/09/2024	CHIX	25,474	927.99
02/09/2024	AQUIS	3,942	928.29
03/09/2024	LSE	33,774	928.13
03/09/2024	BATE	10,656	931.97
03/09/2024	CHIX	28,498	930.73
03/09/2024	AQUIS	4,808	931.72
04/09/2024	LSE	33,844	902.26
04/09/2024	BATE	13,845	903.46
04/09/2024	CHIX	27,357	901.23
04/09/2024	AQUIS	4,663	904.49
05/09/2024	LSE	36,019	932.19
05/09/2024	BATE	12,209	928.06
05/09/2024	CHIX	27,457	930.59
05/09/2024	AQUIS	4,143	929.09
06/09/2024	LSE	55,679	810.31
06/09/2024	BATE	28,468	810.54
06/09/2024	CHIX	28,398	803.35
06/09/2024	AQUIS	6,269	801.88

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123